Oxydus, Inc. (the "Company") a Delaware Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of December 31st, 2023 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Oxydus, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 10, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	66	306
Due to/from Related Parties	217	217
Total Current Assets	283	523
Non-current Assets		
Furniture, Fittings, and Office Equipment, net of Accumulated Depreciation	-	-
Intangible Assets: Patents, net of Accumulated Amortization	24,417	25,897
Total Non-Current Assets	24,417	25,897
TOTAL ASSETS	24,700	26,420
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1	1
Short Term Debt - Related Parties	410,410	378,560
Total Current Liabilities	410,411	378,561
TOTAL LIABILITIES	410,411	378,561
EQUITY		
Common Stock	1	1
Accumulated Deficit	(385,713)	(352,142)
Total Equity	(385,712)	(352,141)
TOTAL LIABILITIES AND EQUITY	24,700	26,420

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	1,000	1	-	(328,942)	(328,941)
Net Income (Loss)	-	-	-	(23,200)	(23,200)
Ending Balance 12/31/2022	1,000	1	-	(352,142)	(352,141)
Net Income (Loss)	-	-	-	(33,571)	(33,571)
Ending Balance 12/31/2023	1,000	1	-	26,420	(385,712)

Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	18,364	11,602
General and Administrative	13,727	9,128
Depreciation	-	990
Amortization	1,480	1,480
Total Operating Expenses	33,571	23,200
Operating Income (loss)	(33,571)	(23,200)
Earnings Before Income Taxes	(33,571)	(23,200)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(33,571)	(23,200)

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(33,571)	(23,200)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	990
Amortization	1,480	1,480
Other	-	(216)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,480	2,254
Net Cash provided by (used in) Operating Activities	(32,091)	(20,946)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Party	31,850	21,252
Net Cash provided by (used in) Financing Activities	31,850	21,252
Cash at the beginning of period	306	-
Net Cash increase (decrease) for period	(241)	306
Cash at end of period	66	306

Oxydus, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Oxydus, Inc. ("the Company") was formed in Delaware on June 3rd, 2022. The Company's purpose is to address the biggest environmental challenges on earth, starting with bringing a steady, scalable, safe drinking water supply to places where little or none exists with their patented technology the TEVA7. The TEVA7 filters out airborne diseases, pollution, or harmful microorganisms as it uses air as the only source of production.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31st. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/2023
Furniture, Fittings, and Office Equipment	7	8,542	(8,542)	-	-
Grand Total	-	**8,542**	**(8,542)**	-	-

Intangible Assets

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/2023
Patent	20	29,597	(5,180)	-	24,417
Research and Development	5	129,925	(129,925)	-	-
Grand Total	-	**159,522**	**(135,105)**	-	**24,417**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company will be subject to corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The founders loaned the Company $410,410 consisting of one loan of $111,989 and another loan of $298,421 in order to fund operations. The loans do not accrue interest and are due on demand. The Company also had a receivable from a founder totaling $217 as of December 31st, 2023. The receivable does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loans from the founder.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$410,410
2025	-
2026	-
2027	-
2028	-
Thereafter	-

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Short Term Debt - Related Party	111,989	None	Due on Demand	111,989	-	111,989	-	116,023	-	116,023	-
Short Term Debt - Related Party	298,421	None	Due on Demand	298,421	-	298,421	-	262,537	-	262,537	-
Total				**410,410**	**-**	**410,410**	**-**	**378,560**	**-**	**378,560**	**-**

NOTE 6 – EQUITY

The Company has authorized 12,000,000 Common Stock, all of the same class, and 2,000,000 Preferred Stock designated as Series Seed Preferred Stock. The par value of Common Stock and Preferred Stock is $0.00001 per share. The Company had 1,000 Class A common shares issued and outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share. Preferred Stock shall be a non-voting stock.

Dividends: The holders of both Common shares and Preferred shares are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 10, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations, incurred negative working capital and cash flows from operations, and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.